UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period ended September 30, 2006

Commission File Number: 0-29712

DOREL INDUSTRIES INC.

________________________________________________________________________________________

1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4

________________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [    ] Form 40-F [ X ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [    ] No [ X ]

Management’s Discussion and Analysis

of Financial Conditions and Results of Operations

For the quarter ended September 30, 2006

All figures in US dollars

Management’s Discussion and Analysis of Financial Conditions and Results of Operations (« MD & A ») should be read in conjunction with the unaudited interim consolidated financial statements for the nine months ended September 30, 2006 and the audited consolidated financial statements and MD & A  for the year ended December 30, 2005. This MD & A is based on reported earnings in accordance with Canadian generally accepted accounting principles (GAAP).

The Company’s interim consolidated financial statements have been prepared using the same accounting policies as described in Note 2 of the Company’s audited consolidated financial statements for the year ended December 30, 2005. The Company regularly monitors new accounting policies and reports on those adopted subsequent to the end of the most recently completed financial year. Please refer to Note 1 of the interim consolidated financial statements for the nine months ended September 30, 2006 for further information.

Quarterly reports, the annual report and supplementary information filed with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission, including the annual report on form 40F, can be found on-line at www.sedar.com and www.sec.gov respectively, as well as on our corporate Web site at www.dorel.com.

Note that there have been no significant changes with regards to the “Corporate Overview”, “Operating Segments”, “Derivative Financial Instruments“, “Critical Accounting Policies and Estimates” or, “Market Risks and Uncertainties” to those outlined in the annual MD & A contained in the Company’s 2005 Annual Report. As such, they are not repeated herein. The information in this MD & A is current as of November 3, 2006.

RESULTS OF OPERATIONS

(All tabular figures are in thousands except per share amounts)

Overview

Revenue for the quarter increased by 3.1% to $436.3 million compared to $423.3 million during the third quarter last year. Net earnings for the quarter were $25.1 million or $0.76 per diluted share compared to adjusted net earnings of $25.6 million or $0.78 per diluted share in the prior year. Year-to-date revenue was $1.32 billion, basically unchanged from 2005 nine month revenue of $1.33 billion. Fiscal 2006 nine month net earnings were $67.2 million or $2.04 per diluted share, compared to adjusted net earnings of $74.6 million or $2.27 per diluted share the year before.

The prior year comparative figure is adjusted to exclude restructuring costs recorded in connection with the closure of an Ameriwood ready-to-assemble (RTA) furniture plant that was announced at that time. The Company is including “adjusted” earnings in this MD & A, a non-GAAP financial measure, as it believes this permits more meaningful comparisons of its core business performance between the periods presented.  As a result, this MD & A contains certain non-GAAP financial measures which do not have a standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other issuers.  Restructuring costs incurred in 2006 have not been excluded above as these amounts are considered insignificant.  A reconciliation of these non-GAAP financial measures to the most directly comparable financial measures calculated in accordance with GAAP is included at the end of this MD & A. Including those restructuring costs, net earnings for last year’s third quarter and year-to-date, were $19.8 million or $0.60 per share and $68.8 million or $2.09 per diluted share respectively.

The revenue increase of $13.0 million in the quarter was in the Juvenile and Recreational / Leisure segments as Home Furnishing segment sales were relatively flat with the prior year.  The organic revenue increase in the quarter was 2.0%, excluding the positive impact of currency variations of the Euro and Canadian dollar against the U.S. dollar in 2006 versus 2005. The year-to-date revenue decline of $7.4 million consists of declines of $23.9 million in Home Furnishings and $11.2 million in Recreational / Leisure segments, offset by an increase of $27.7 million in Juvenile. The year-to-date organic revenue decline was 0.3% as opposed to 0.6% as reported.

Included in the current quarter is a pre-tax recovery of $5 million, or $0.10 per diluted share after tax, in connection with a business interruption insurance claim made following a major fire at one of the Company’s primary suppliers of particle board in April 2006. The claim was made as a result of incurring increased costs of production, principally paying higher board prices.  Approximately 50% of the amount recovered relates to additional costs incurred during the second quarter of the year. The Company continues to incur additional costs which could result in additional recoveries that would be recorded in the fourth quarter.

Unadjusted margins for the quarter and year-to-date have increased by 150 and 10 basis points respectively.  For the quarter, Home Furnishings margin improvements is the principal reason for the increase, offsetting slight declines in Juvenile and Recreational / Leisure. The relatively flat year-to-date margins also consist of improvements in Home Furnishings which are offsetting declines in Recreational / Leisure. A summary of the margin variation year-over-year is as follows:

	Third Quarter	Year-to-Date
Gross Margin Percentage Analysis:
Gross Margin percentage in prior year	22.7%	22.7%
Restructuring costs of $2.5 million included in prior year	0.6%	0.2%
Insurance proceeds pertaining to second quarter of 2006	0.6%	n/a
Inventory reserve on Sting Ray inventory recorded in the second quarter of 2006	n/a	(0.3%)
Other	0.3%	0.2%
Gross margin percentage in current year	24.2%	22.8%

Selling, general and administrative costs within the Company have increased in 2006 for both the quarter and year-to-date, mostly due to higher product liability costs in the Juvenile segment which increased by $3.3 million and $9.5 million respectively. Excluding those increases, selling, general and administrative costs have increased by $4.8 million in the quarter and $0.9 million year-to-date and are in line with Company expectations.

An analysis of the increase in after tax earnings from 2005 to 2006 is as follows:

	Third Quarter	Year-to-Date
Earnings from operations by Segment:
Home Furnishings increase (decrease) excluding restructuring costs	$ 5,006	$ (2,045)
Restructuring costs decrease	8,890	8,208
Recreational/Leisure decrease	(273)	(9,672)
Juvenile decrease	(4,578)	(1,587)
Total earnings from operations increase (decrease)	9,045	(5,096)
Lower interest costs	713	1,393
Decrease (increase) in taxes	(3,527)	1,702
Other	(984)	415
Total increase (decrease) in after-tax earnings	$5,247	$ (1,586)

The causes of these variations versus last year are discussed in more detail below.

Selected Financial Information

The tables below show selected financial information for the eight most recently completed quarters.

Operating Results for the Quarters Ended
	Dec. 30, 2005	Mar. 31, 2006	Jun. 30, 2006	Sept. 30, 2006
Revenues	$ 430,258	$ 451,024	$ 435,914	$ 436,300

Net income	$ 22,546	$ 24,181	$ 17,936	$ 25,073

Earnings per share
Basic	$ 0.69	$ 0.74	$ 0.55	$ 0.76
Diluted	$ 0.69	$ 0.74	$ 0.55	$ 0.76

Operating Results for the Quarters Ended
	Dec. 30, 2004	Mar. 31, 2005	Jun. 30, 2005	Sept. 30, 2005
Revenues	$ 469,072	$ 471,903	$ 435,375	$ 423,329

Net income	$ 34,722	$ 27,205	$ 21,745	$ 19,826

Earnings per share
Basic	$ 1.06	$ 0.83	$ 0.66	$ 0.60
Diluted	$ 1.05	$ 0.83	$ 0.66	$ 0.60

Segmented Results

Significant segmented figures are presented in Note 12 to the interim financial statements. Further industry segment detail is presented below:

Juvenile

(Expenses as a percentage of sales)

	Third Quarter Ended Sept. 30		Nine Months Ended Sept. 30
	2006	2005	2006	2005
Revenues	100.0%	100.0%	100.0%	100.0%
Cost of Sales	69.8%	68.6%	70.9%	70.5%
Gross Profit	30.2%	31.4%	29.1%	29.5%
Selling, general and administrative	15.3%	13.6%	14.2%	13.6%
Depreciation and amortization	3.2%	3.8%	3.2%	3.5%
Research and Development	0.7%	0.5%	0.7%	0.7%
Earnings from operations	11.0%	13.5%	11.0%	11.7%

Third quarter Juvenile revenue was up 3.7% to $217.0 million from $209.3 million during the same period a year ago. Earnings from operations decreased 16.2% to $23.8 million compared to $28.4 million last year. Of the decline of $4.6 million, $3.3 million was attributable to higher product liability costs with the remainder of the decline due principally to lower gross margins in the U.S. For the nine months, revenue increased 4.3% to $673.4 million from $645.6 million a year ago, while earnings from operations dipped 2.1% to $74.1 million from $75.7 million. As in the quarter, product liability costs continued to run higher than 2005 levels, with an increase of $9.5 million year-to-date.

In North America, revenues for the quarter declined slightly from $126.7 million in 2005 to $123.5 million in the current year.  Year-to-date revenues in North America were up 4.4% over the prior year, totaling $389.1 million. Organic sales growth in Europe for the quarter was 8.5% and was 6.1% year-to-date. In U.S. dollars these increases were 13.2% and 4.1% respectively increasing to $93.6 million for the quarter and $284.3 million year-to-date. These increases were principally in Northern Europe and in the United Kingdom.

In the quarter, margins declined by 120 basis points versus the prior year. For the nine month period ending September, gross margins decreased by 40 basis points to 29.1% from 29.5% in 2005. The quarter-over-quarter decline is mostly due to lower margins in the U.S. where a less favourable product mix and decreased production levels lowered margins. In Europe, higher raw material costs had the effect of lowering margins slightly.  The lower year-to-date margins are also due to the impact of higher raw material costs being experienced in Europe. Selling, general and administrative expenses increased by $4.7 million in the quarter and $8.6 million year-to-date.  As a percentage of revenue, this represents an increase of 170 basis points and 60 basis points respectively.  The principal reason for this increase is an increase in product liability costs in 2006.  Excluding these extra costs, as a percentage of revenues, selling, general and administrative costs increased by 10 basis points in the quarter and declined by 70 basis points year-to-date.

Home Furnishings

(Expenses as a percentage of sales)

As reported	Third Quarter Ended Sept. 30		Nine Months Ended Sept. 30
	2006	2005	2006	2005
Revenues	100.0%	100.0%	100.0%	100.0%
Cost of Sales	82.5%	88.8%	85.5%	86.7%
Gross Profit	17.5%	11.2%	14.5%	13.3%
Selling, general and administrative	6.7%	5.8%	7.1%	6.2%
Depreciation and amortization	1.2%	1.2%	1.3%	1.3%
Research and Development	0.5%	0.4%	0.5%	0.4%
Restructuring	0.0%	4.4%	0.0%	1.6%
Earnings from operations	9.1%	(0.6%)	5.6%	3.8%

Adjusted for restructuring costs	Third Quarter Ended Sept. 30		Nine Months Ended Sept. 30
	2006	2005	2006	2005
Revenues	100.0%	100.0%	100.0%	100.0%
Cost of Sales (adjusted)	82.5%	87.0%	85.3%	86.1%
Gross Profit (adjusted)	17.5%	13.0%	14.7%	13.9%
Selling, general and administrative	6.7%	5.8%	7.1%	6.2%
Depreciation and amortization	1.2%	1.2%	1.3%	1.3%
Research and Development	0.5%	0.4%	0.5%	0.4%
Earnings from operations (adjusted)	9.1%	5.6%	5.8%	6.0%

Home Furnishings revenue for the quarter was flat year-over-year at $142.8 million compared to $143.2 million a year ago. Earnings from operations for the quarter rose 62.5% to $13.0 million versus adjusted earnings of $8.0 million last year. For the nine months, revenue was down 5.7% to $396.7 million from $420.5 million. Year-to-date, adjusted earnings from operations were down 8.0%, to $23.0 million from adjusted earnings of $25.0 million last year. Excluded from these figures are all restructuring costs. In 2005 these restructuring costs were $8.9 million for the quarter and year-to-date. For 2006 these costs were only $35,000 in the third quarter and $717,000 year-to-date recorded through cost of sales. Unadjusted earnings from operations in 2006 for the quarter and year-to-date were $13.0 million and $22.3 million respectively.  Unadjusted earnings/loss from operations in 2005 for the quarter and year-to-date were a loss of $0.9 million and earnings of $16.1 million respectively.

For the segment as a whole, third quarter adjusted gross margins improved from 2005 levels reaching 17.5% in 2006 versus 13.0% in 2005. Unadjusted margins in the third quarter of 2005 were 11.2%, including restructuring costs of $2.5 million recorded through cost of sales. This margin improvement was principally achieved through improvements at Ameriwood’s RTA division. Excluding the portion of the $5.0 million pre-tax insurance recovery recorded in the third quarter of 2006 that pertains to prior periods, margins in the quarter were 15.7% as opposed to the 17.5% reported.

Sales of ready-to-assemble (RTA) furniture declined by $4.2 million from the third quarter of 2005, or 7.6%, due principally to lower sales to the mass merchant channel. Versus the second quarter of 2006, RTA sales increased by 11.9%. Ameriwood’s futon sales rebounded during the third quarter, with a strong back-to-college showing.

During the third quarter revenues at Dorel Asia increased by 16% over 2005. Dorel Asia was successful with new juvenile groupings and is continuing to make headway in this category at the mass merchant level. The division is also widening its product assortment with existing customers. Cosco Home & Office sales declined by 7.3% where ladders and step stools performed well and there was clear retail traction in healthcare products with a chain wide shipment to a national drug store chain. However these positive performances were offset by declines in sales of folding furniture.

Recreational / Leisure

(Expenses as a percentage of sales)

	Third Quarter Ended Sept. 30		Nine Months Ended Sept. 30
	2006	2005	2006	2005
Revenues	100.0%	100.0%	100.0%	100.0%
Cost of Sales	80.0%	79.4%	81.4%	78.6%
Gross Profit	20.0%	20.6%	18.6%	21.4%
Selling, general and administrative Expenses	11.8%	11.3%	10.9%	10.5%
Amortization	0.4%	0.5%	0.3%	0.2%
Earnings from operations	7.8%	8.8%	7.4%	10.7%

Third quarter Recreational/Leisure revenue increased 7.9% to $76.4 million from $70.8 million last year. The revenue increase in the quarter was prompted by a combination of growing sales of Schwinn gas-powered motor scooters, new customers in the Independent Bicycle Dealer (IBD) chain as well as sales of other recreational products. Earnings from operations were down 4.8% to $6.0 million from $6.3 million. Gross margins in the third quarter of 2006 were 20.0%, consistent with the 20.6% recorded in 2005. As a result, gross margin dollars earned in the quarter increased by $0.7 million over last year. However, offsetting this were higher selling, general and administration costs in the amount of $9.0 million in 2006 versus $8.0 million in 2005. Additional selling costs to develop the scooter program and higher legal costs were the principal reasons for the increase.

For the nine months, revenue has dropped 4.3% to $253.2 million from $264.5 million. As a result of these decreased revenues, a second quarter inventory reserve and lower gross margins, year-to-date earnings from operations have decreased 34.2% to $18.7 million from $28.4 million. Year-to-date margins were 18.6% in 2006 as compared to 21.5% in 2005. Excluding the second quarter inventory reserve, 2006 year-to-date gross margins would have been 20.0%. The decline over 2005 levels is due to a less favourable product mix. Year-to-date selling, general and administration costs were virtually unchanged year-over-year at $27.6 million versus $27.7 million in 2005.

Other Expenses

Interest on long term debt in the third quarter of 2006 was $7.6 million, slightly lower than the $7.8 million incurred in 2005. This is the result of lower average borrowings offset by higher average interest rates incurred. Overall the Company’s year-to-date average interest rate was approximately 6.5% compared to 5.9% in 2005.  Corporate expenses in the third quarter of 2006 are net of a foreign exchange gain of $1.2 million. This gain arose on the reduction of certain investments in the Company’s subsidiary companies. This non-cash income amount represents an amount of $0.04 per diluted share.

The Company’s tax rate in the quarter was 19.0%, as compared to 10.6% in the third quarter of 2005. The majority of the increase was due to higher earnings in higher tax rate jurisdictions. In addition, following a change in the tax rate in one of the Company’s taxation jurisdictions, deferred tax liabilities were increased raising the Company’s tax rate in the quarter by several points. The Company’s year-to-date tax rate is currently 13.9% compared to 15.4% in 2005. Expectations continue to be that the Company’s annual tax rate will be in the range of 15.0% to 20.0%.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

Cash flow from operations in 2006 for the nine months ended September 30 was $67.3 million compared to $42.0 million in 2005. Year-to-date free cash flow was $49.1 million as compared to $20.1 million in 2005, an improvement of $29.0 million. This improvement was due principally to the timing of accounts payable disbursements that offset slightly lower earnings and an increase in inventory levels. Free cash flow, a non-GAAP financial measure is defined as cash provided by operating activities less capital expenditures and variations in funds held by ceding insurer.  Excluding disbursements related to business acquisitions, the Company has spent $21.8 million on capital additions, comprising capital assets, deferred charges and intangible assets. This is a decline of $4.4 million from $26.2 million recorded in the first nine months of 2005.

Balance Sheet

At the end of the period, there were some significant changes to the financial position of the Company as at December 30, 2005.  Inventory levels have risen by $36.1 million from year-end levels, excluding the impact of foreign exchange.  The majority of this increase was expected as it is to service fourth quarter shipping needs.  Therefore, year-end inventory levels for 2006 are expected to decline from the current $320.3 million.

As the Company’s revolving credit facilities are coming due within one year, an amount of $233.5 million has been classified as current as opposed to long-term.  The Company has commenced discussions with its lenders and expects to enter a new agreement by year end. Once this has been finalized, this debt will be classified as long-term. Finally, as at September 30, 2006 the value of the Euro as compared to the U.S. dollar was significantly higher than as at December 30, 2005. As such, certain asset and liability balances increased accordingly. This increase in net asset value is reflected in the increase in the value of the Cumulative Translation Adjustment account which was $28.1 million as of December 30, 2005 and is $50.4 million as of September 30, 2006.

Certain of the Company’s working capital ratios are as follows:

	As at:
	Sep. 30, 2006	Dec. 30, 2005	Sep. 30, 2005
Quick ratio	0.52	0.88	0.93
Current ratio	1.18	1.85	2.05
# of days in receivables	58.6	57.4	56.1
# of days in inventory	80.2	80.6	80.1

The Company’s quick and current ratios decreased from prior period levels as a result of the classification of certain bank debt as current as opposed to long-term. The days in receivables and days in inventory ratios are relatively consistent over these same periods. It should be noted that these two calculations are done using average accounts receivable and inventory balances as well as a rolling twelve month period for sales and cost of sales so as to minimize the impact of seasonal fluctuations.

As of September 30, 2006, Dorel was compliant with all covenant requirements and expects to be so going forward. The Company continuously reviews its cash management and financing strategy to optimize the use of funds and minimize its cost of borrowing.

Commitments

During the second quarter of 2006, the Company entered into a new contract to purchase raw materials. The contract requires minimum payments that must be made should raw material purchase quantities fall below specified minimum levels. Under this agreement as at September 30, 2006, the Company is subject to minimum purchase commitments of approximately $4.7 million in the remainder of 2006, $18.8 million in 2007, $14.4 million in 2008 and $5.1 million in 2009. Other than this new commitment, there have been no significant changes with regards to commitments to those outlined in the annual MD & A contained in the Company’s 2005 Annual Report and in Note 19 to the Company’s year-end consolidated financial statements dated December 30, 2005.

There have been no significant changes with regards to derivative financial instruments to those outlined in the annual MD & A contained in the Company’s 2005 Annual Report and in Note 14 to the Company’s year-end consolidated financial statements.

OTHER INFORMATION

The designation, number and amount of each class and series of its shares outstanding as of October 31, 2006 are as follows:

•

An unlimited number of Class "A" Multiple Voting Shares without nominal or par value, convertible at any time at the option of the holder into Class "B" Subordinate Voting Shares on a one-for-one basis, and;

•

An unlimited number of Class "B" Subordinate Voting Shares without nominal or par value, convertible into Class "A" Multiple Voting Shares, under certain circumstances, if an offer is made to purchase the Class "A" shares.

Details of the issued and outstanding shares are as follows:

Class A		Class B		Total
Number	$(‘000)	Number	$(‘000)	$(‘000)
4,440,544	$1,921	28,420,398	$160,624	$162,545

Outstanding stock options and Deferred Share Units values are disclosed in Note 5 to the financial statements. There were no significant changes to these values in the period between the quarter end and the date of the preparation of this MD & A.

OUTLOOK

Third quarter results were in line with Company expectations but the challenges at Ameriwood’s RTA operations continue to negatively impact the Company’s overall earnings. These include board supply and pricing issues, the continued strength of the Canadian dollar and decreased sales to mass merchants. These challenges continue to exist as the Company begins the fourth quarter. However price increases have been implemented and are expected to increase earnings accordingly.

The Company’s other divisions are performing well, but the retail sales environment remains uncertain as consumer confidence has shown signs of declining. Despite this, the Company expects revenues in the fourth quarter should exceed prior year levels. As explained, the Company still expects its tax rate for the year to be in the range of 15% to 20%.

NON-GAAP FINANCIAL MEASURE RECONCILIATIONS

Overall Results

DOREL INDUSTRIES INC.
CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)
ALL FIGURES IN THOUSANDS OF US $, EXCEPT PER SHARE AMOUNTS
	Third quarter ended September 30, 2005			Nine months ended September 30, 2005
	As reported	Charges	Adjusted	As reported	Charges	Adjusted

TOTAL REVENUE	$ 423,329	$ -	$ 423,329	$1,330,607	$ -	$1,330,607

EXPENSES
Cost of sales	327,029	(2,493)	324,536	1,027,930	(2,493)	1,025,437
Selling, general and administrative	47,930	-	47,930	155,722	-	155,722
Depreciation and amortization	9,905	-	9,905	28,552	-	28,552
Research and development costs	1,560	-	1,560	6,212	-	6,212
Restructuring costs	6,432	(6,432)	-	6,432	(6,432)	-
Interest on long-term debt	7,829	-	7,829	23,378	-	23,378
Other interest	478	-	478	1,072	-	1,072
	401,163	(8,925)	392,238	1,249,298	(8,925)	1,240,373

Income before income taxes	22,166	8,925	31,091	81,309	8,925	90,234

Income taxes	2,340	3,142	5,482	12,533	3,142	15,675

NET INCOME	$ 19,826	$ 5,783	$ 25,609	$ 68,776	$ 5,783	$ 74,559

EARNINGS PER SHARE
Basic	$0.60	$0.18	$0.78	$2.09	$0.18	$2.27
Diluted	$0.60	$0.18	$0.78	$2.09	$0.18	$2.27

SHARES OUTSTANDING
Basic - weighted average	32,858,942	32,858,942	32,858,942	32,829,357	32,829,357	32,829,357
Diluted - weighted average	32,923,907	32,923,907	32,923,907	32,946,621	32,946,621	32,946,621

Home Furnishings Segment

Home Furnishings Segment
Reconciliation of non-GAAP financial measures
	Third quarter ended September 30, 2006			Nine months ended September 30, 2006
	As reported	Charges	Adjusted	As reported	Charges	Adjusted

Revenue	$142,845	$ -	$142,845	$396,651	$ -	$396,651
Cost of sales	117,813	(35)	117,778	338,947	(717)	338,230
Gross Margin	25,032	35	25,067	57,704	717	58,421
Gross Margin %	17.5%		17.5%	14.5%		14.7%
Selling, general & administrative	9,667		9,667	28,329		28,329
Depreciation and amortization	1,677	-	1,677	4,982	-	4,982
Research and development costs	687	-	687	2,129	-	2,129
Earnings from operations	$ 13,001	$ 35	$ 13,036	$ 22,264	$ 717	$ 22,981

Home Furnishings Segment
Reconciliation of non-GAAP financial measures
	Third quarter ended September 30, 2005			Nine months ended September 30, 2005
	As reported	Charges	Adjusted	As reported	Charges	Adjusted

Revenue	$143,207	$ -	$143,207	$420,500	$ -	$420,500
Cost of sales	127,119	(2,493)	124,626	364,749	(2,493)	362,256
Gross Margin	16,088	2,493	18,581	55,751	2,493	58,244
Gross Margin %	11.2%		13.0%	13.3%		13.9%
Selling, general & administrative	8,256		8,256	25,999		25,999
Depreciation and amortization	1,718	-	1,718	5,396	-	5,396
Research and development costs	577	-	577	1,823	-	1,823
Restructuring charges	6,432	(6,432)	-	6,432	(6,432)	-
Earnings from operations	$ (895)	$ 8,925	$ 8,030	$ 16,101	$ 8,925	$ 25,026

Forward Looking Information

Certain statements included in this interim MD&A may constitute “forward looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements generally can be identified by the use of forward looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission for a discussion of the various factors that may affect the Company’s future results.

Readers are cautioned, however, not to place undue reliance on forward looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward looking statements will not occur. This may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward looking statements.

We believe that the expectations represented by such forward looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, the forward looking statements contained in this report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise. The forward looking statements contained in this report are expressly qualified by this cautionary statement.

CONSOLIDATED BALANCE SHEET

ALL FIGURES IN THOUSANDS OF US $

	As at September 30, 2006	As at December 30, 2005
	(unaudited)	(audited)

ASSETS
CURRENT ASSETS
Cash	$ 16,036	$ 12,345
Accounts receivable	276,269	287,225
Income taxes receivable	9,547	14,817
Inventories	320,250	279,265
Prepaid expenses	9,501	10,288
Funds held by ceding insurer	–	3,647
Future income taxes	26,870	26,060
	658,473	633,647

PROPERTY, PLANT AND EQUIPMENT	143,456	144,248
DEFERRED CHARGES	14,860	15,561
INTANGIBLE ASSETS	258,078	253,245
GOODWILL (Note 12)	493,560	481,518
OTHER ASSETS	10,023	10,750
ASSETS HELD FOR SALE (Note 2)	3,633	3,699
	$ 1,582,083	$ 1,542,668

LIABILITIES
CURRENT LIABILITIES
Bank indebtedness	$ 7,099	$ 4,828
Accounts payable and accrued liabilities	297,367	305,922
Income taxes payable	12,249	18,483
Balance of sale payable	–	4,946
Current portion of long-term debt	241,439	8,025
	558,154	342,204

LONG-TERM DEBT	162,897	439,634
BALANCE OF SALE PAYABLE	665	665
PENSION & POST-RETIREMENT BENEFIT OBLIGATIONS	20,576	19,081
FUTURE INCOME TAXES	70,469	62,986
OTHER LONG-TERM LIABILITIES	5,515	5,656

SHAREHOLDERS’ EQUITY
CAPITAL STOCK (Note 4)	162,545	162,503
CONTRIBUTED SURPLUS (Note 5)	5,548	3,639
RETAINED EARNINGS	545,345	478,155
CUMULATIVE TRANSLATION ADJUSTMENT (Note 6)	50,369	28,145
	763,807	672,442
	$ 1,582,083	$ 1,542,668

(See accompanying notes)

CONSOLIDATED STATEMENT OF INCOME

ALL FIGURES IN THOUSANDS OF US $, EXCEPT PER SHARE AMOUNTS

	Third Quarter Ended		Nine Months Ended
	Sept. 30, 2006	Sept. 30, 2005	Sept. 30, 2006	Sept. 30, 2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Sales	$ 431,019	$ 418,835	$ 1,305,313	$ 1,314,640
Licensing and commission income	5,281	4,494	17,925	15,967
TOTAL REVENUE	436,300	423,329	1,323,238	1,330,607

EXPENSES
Cost of sales (Note 2)	330,541	327,029	1,022,198	1,027,930
Selling, general and administrative expenses	56,017	47,930	166,151	155,722
Depreciation and amortization (Note 7)	9,031	9,905	27,101	28,552
Research and development costs	2,177	1,560	6,710	6,212
Restructuring costs (Note 2)	–	6,432	–	6,432
Interest on long-term debt	7,563	7,829	22,823	23,378
Other interest	31	478	234	1,072
	405,360	401,163	1,245,217	1,249,298

Income before income taxes	30,940	22,166	78,021	81,309

Income taxes	5,867	2,340	10,831	12,533

NET INCOME	$ 25,073	$ 19,826	$ 67,190	$ 68,776

EARNINGS PER SHARE
Basic	$ 0.76	$ 0.60	$ 2.04	$ 2.09
Diluted	$ 0.76	$ 0.60	$ 2.04	$ 2.09

SHARES OUTSTANDING (Note 10)
Basic – weighted average	32,860,942	32,858,942	32,860,132	32,829,357
Diluted – weighted average	32,861,092	32,923,907	32,860,268	32,946,621

(See accompanying notes)

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

ALL FIGURES IN THOUSANDS OF US $

Nine Months Ended
	Sept. 30, 2006	Sept. 30, 2005
	(unaudited)	(unaudited)

BALANCE, BEGINNING OF PERIOD	$ 478,155	$ 386,833
Net income	67,190	68,776

BALANCE, END OF PERIOD	$ 545,345	$ 455,609

(See accompanying notes)

CONSOLIDATED STATEMENT OF CASH FLOWS

ALL FIGURES IN THOUSANDS OF US $

	Third Quarter Ended		Nine Months Ended
	Sept. 30, 2006	Sept. 30, 2005	Sept. 30, 2006	Sept. 30, 2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net income	$ 25,073	$ 19,826	$ 67,190	$ 68,776
Items not involving cash:
Depreciation and amortization	9,031	9,905	27,101	28,552
Amortization of deferred financing costs	38	403	474	1,206
Future income taxes	4,749	(3,517)	4,055	(2,066)
Stock based compensation (Note 5)	662	748	1,909	2,169
Pension and post-retirement defined benefit plans	829	529	1,795	1,453
Restructuring activities (Note 2)	(107)	8,925	(507)	8,925
Exchange gain from reduction of net investments in foreign operations (Note 6)	(1,239)	–	(1,239)	–
Loss on disposal of property, plant and equipment	165	194	190	361
	39,201	37,013	100,968	109,376
Net changes in non-cash balances related to operations (Note 11)	(15,987)	(32,581)	(33,671)	(67,366)
CASH PROVIDED BY OPERATING ACTIVITIES	23,214	4,432	67,297	42,010

FINANCING ACTIVITIES
Bank indebtedness	3,180	(3,518)	2,241	(1,295)
Long-term debt	(24,669)	(369)	(43,390)	(10,344)
Issuance of capital stock (Note 4)	–	–	34	1,417
CASH USED IN FINANCING ACTIVITIES	(21,489)	(3,887)	(41,115)	(10,222)

INVESTING ACTIVITIES
Acquisition of subsidiary companies (Note 11)	–	–	(4,946)	(7,440)
Additions to property, plant and equipment – net	(5,567)	(4,771)	(13,097)	(16,500)
Deferred charges	(2,230)	(984)	(6,158)	(5,688)
Funds held by ceding insurer	3,704	4,382	3,647	4,293
Intangible assets	(193)	(1,164)	(2,592)	(4,023)
CASH USED IN INVESTING ACTIVITIES	(4,286)	(2,537)	(23,146)	(29,358)

Effect of exchange rate changes on cash	12	355	655	533
NET (DECREASE) INCREASE IN CASH	(2,549)	(1,637)	3,691	2,963
Cash, beginning of period	18,585	15,888	12,345	11,288
CASH, END OF PERIOD	$ 16,036	$ 14,251	$ 16,036	$ 14,251

 (See accompanying notes)

Notes to the Consolidated Financial Statements

As at September 30, 2006
All figures in thousands of US$, except per share amounts (Unaudited)

1.

Accounting policies

Basis of Presentation

These interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) using the U.S. dollar as the reporting currency. The U.S. dollar is the functional currency of the Canadian parent company. These interim consolidated financial statements have been prepared on a basis consistent with those followed in the most recent audited financial statements. They do not include all of the information and notes required by GAAP for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Company’s audited financial statements for the year ended December 30, 2005.

The results of operations for the interim periods are not necessarily indicative of the results of operations for the full year. Dorel expects seasonality not to be a material factor in quarterly results, though operating segments within Dorel may vary more significantly.

Reclassifications

Certain of the prior year’s accounts have been reclassified to conform to the current period financial statement presentation.

Future Accounting Changes

Beginning with the first quarter of 2007, the Company will be required to adopt the Canadian Institute of Chartered Accountants Handbook Section 1530, “Comprehensive Income”, Section 3251, “Equity”, Section 3855, “Financial Instruments – Recognition and Measurement” and Section 3865, “Hedges”, which were issued in January 2005. Under the new standards a new financial statement, Consolidated Statement of Other Comprehensive Income, has been introduced that will provide for certain gains and losses, including foreign currency translation adjustments and other amounts arising from changes in fair value to be temporarily recorded outside the income statement. In addition, all financial instruments, including embedded derivatives that must be separately accounted for, are to be included in the Company’s consolidated balance sheet and measured, in most cases, at fair values, and the requirements for hedge accounting have been further clarified. Although Dorel is in the process of evaluating the impact of these standards, the Company does not expect the Financial Instruments and Hedges standards to have a material impact on its consolidated financial statements as Dorel currently uses mark-to-market accounting for derivative instruments.

2.

Restructuring costs

On September 19, 2005, the Company announced a plan for the consolidation of its four North American ready-to-assemble (RTA) furniture manufacturing plants with the closure of its Wright City, Missouri facilities. The closure was necessitated by excess capacity caused by a strategic shift away from exclusive domestic production to a combination of North American production and imported items. The restructuring is part of an overall plan to improve the earnings of the Home Furnishings Segment. The Wright City facilities consist of three separate buildings, of which manufacturing operations have ceased as at December 30, 2005 with product shipments and the move of useful equipment to other RTA plants continuing through 2006.

The Company has recorded a cumulative charge of $10,177 under the plan, including $8,925 non-cash charges related to write-downs of assets held for sale and inventory markdowns recorded in the third quarter of 2005. The total pre-tax cost of the restructuring plan is expected to be approximately $10,312.

The costs recognized for restructuring activities consisted of the following:

	Third Quarter Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005

Building and equipment write-downs	$ –	$ 6,401	$ –	$ 6,401
Employee severance and termination benefits	–	31	–	31
Recorded as Restructuring costs	–	6,432	–	6,432
Inventory markdowns (in Cost of sales)	–	2,493	(91)	2,493
Move of inventory, equipment and other related expenses (in Cost of sales)	35	–	808	–
Total	$ 35	$ 8,925	$ 717	$ 8,925

A summary of the Company’s restructuring plan provision at September 30, 2006 is as follows:

Nine Months Ended Sept. 30, 2006

Beginning balance at December 31, 2005	$ 594
Move of inventory, equipment and other related expenses (in Cost of sales) – provision	808
Cash paid for restructuring activities	(1,224)
Ending balance at September 30, 2006	$ 178

The restructuring provision as at September 30, 2006 is included in accrued liabilities. The consolidation plan is expected to be completed by the end of the year, with an additional $135 of restructuring costs to be incurred.

Assets held for sale comprise buildings of $3,438 and equipment of $195. These assets are no longer depreciated; their fair values less costs to sell are monitored each quarter.

3.

Employee benefit plans

Expenses incurred under the Company’s benefit plans were as follows:

	Third Quarter Ended Sept. 30,		Nine Months Ended Sept. 30,
	2006	2005	2006	2005
Defined contribution pension plans	$ 376	$ 371	$ 1,142	$ 1,349
Defined benefit pension plans	734	513	1,918	1,959
Post-retirement benefit plans	632	357	1,563	444
Total	$ 1,742	$ 1,241	$ 4,623	$ 3,752

4.

Capital stock

Issued and outstanding

Details of the issued and outstanding shares are as follows:

	Nine Months Ended September 30, 2006		Year Ended December 30, 2005
	Number	Amount	Number	Amount
Class “A” Multiple Voting Shares
Balance, beginning of period	4,473,244	$ 1,939	4,706,294	$ 2,059
Converted from Class “A” to Class “B” (1)	(32,700)	(18)	(233,050)	(120)
Balance, end of period	4,440,544	$ 1,921	4,473,244	$ 1,939

Class “B” Subordinate Voting Shares
Balance, beginning of period	28,385,698	$ 160,564	28,093,898	$ 158,817
Converted from Class “A” to Class “B” (1)	32,700	18	233,050	120
Issued under stock option plan (2)(3)	2,000	42	58,750	1,627
Balance, end of period	28,420,398	$ 160,624	28,385,698	$ 160,564

TOTAL CAPITAL STOCK		$ 162,545		$ 162,503

(1)

During the period, the Company converted 32,700 (2005 - 233,050) Class “A” Multiple Voting Shares into Class “B” Subordinate Voting Shares at an average rate of $0.56 per share (2005 - $0.51 per share).

(2)

During the period, the Company realized tax benefits amounting to $8 (2005 - $166) as a result of stock option transactions. The benefit has been credited to capital stock and is not reflected in the current income tax provision.

(3)

In 2005, capital stock was credited by the sum of consideration paid following exercise of stock options, together with the related portion previously recorded to contributed surplus amounting to $44 (2006 - nil).

5.

Stock-based compensation and other stock-based payments

Stock options

Under various plans, the Company may grant stock options on the Class "B" Subordinate Voting Shares at the discretion of the board of directors, to senior executives and certain key employees.  The exercise price is the market price of the securities at the date the options are granted. Options granted vest according to a graded schedule of 25% per year commencing a day after the end of the first year, and expire no later than the year 2010.

The Company's stock option plan is as follows:

	Nine Months Ended Sept. 30, 2006		Year Ended December 30, 2005
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Options outstanding, beginning of period	1,456,500	$ 30.88	1,615,750	$ 26.95
Granted	–	–	262,000	34.03
Exercised	(2,000)	16.95	(58,750)	24.45
Cancelled	(50,000)	32.44	(362,500)	31.93
Options outstanding, end of period	1,404,500	$ 31.33	1,456,500	$ 30.88

Total exercisable, end of period	952,500	$ 30.44	593,375	$ 29.14

A summary of options outstanding as of September 30, 2006 is as follows:

Total Outstanding				Total Exercisable
Range of Exercise Prices	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Options	Weighted Average Exercise Price

$16.95 - $28.42	542,750	$ 28.41	0.50	542,750	$ 28.41
$29.27 - $31.80	127,000	29.70	2.94	59,750	29.72
$32.13 - $34.49	734,750	33.77	2.59	350,000	33.70
	1,404,500	$ 31.33	1.81	952,500	$ 30.44

In 2003, the Canadian Institute of Chartered Accountants (CICA) modified Section 3870 “Stock Based Compensation and other Stock Based Payments”, which the Company has adopted on a prospective basis. As a result, effective for the fiscal year beginning December 31, 2003, the Company is recognizing as an expense to income, all stock options granted, modified or settled using the fair value based method. As the Company has elected prospective treatment of this standard, only option grants issued in fiscal 2004 or later have an impact on operating results. Total compensation cost recognized in income for employee stock options for the quarter and nine months ended September 30, 2006 amounts to $615 and $1,768 respectively (2005 - $716 and $2,049 respectively), and was credited to contributed surplus.

In addition, pro-forma disclosure is presented for all options granted between January 1, 2002, the Company’s original adoption date of CICA Section 3870, and the year ended December 30, 2003. If the Company had elected to recognize compensation costs based on the fair value at the date of grant for options granted since January 1, 2002, the Company’s net income and earnings per share would have been reduced to the following pro-forma amounts:

		Third Quarter Ended September 30,		Nine Months Ended September 30,
		2006	2005	2006	2005

Net income	As reported	$ 25,073	$ 19,826	$ 67,190	$ 68,776
	Pro forma	$ 25,035	$ 19,343	$ 66,621	$ 66,773

Basic earnings per share	As reported	$ 0.76	$ 0.60	$ 2.04	$ 2.09
	Pro forma	$ 0.76	$ 0.59	$ 2.03	$ 2.03

Fully diluted earnings per share	As reported	$ 0.76	$ 0.60	$ 2.04	$ 2.09
	Pro forma	$ 0.76	$ 0.59	$ 2.03	$ 2.03

Deferred Share Units

The Company has a Deferred Share Unit plan under which an external director of the Company may elect annually to have his or her director’s fees and fees for attending meetings of the Board of Directors or committees thereof paid in the form of deferred share units (“DSU’s”). During the third quarters ended September 30, 2006 and 2005, 1,886 and 1,618 additional DSU’s were issued respectively and $47 (2005 - $32) was expensed and credited to contributed surplus. During the nine month periods ended September 30, 2006 and 2005, 5,650 and 4,092 DSU’s were issued respectively and $141 (2005 - $120) was expensed and credited to contributed surplus. At September 30, 2006, 14,130 DSU’s are outstanding with related contributed surplus amounting to $385.

6.

Cumulative translation adjustment

Changes in the value of the Cumulative Translation Adjustment account occur upon the translation of self-sustaining foreign operations whose functional currency is other than the U.S. dollar, which is the Company’s functional currency, and exchange gains or losses on intercompany account balances that form part of the net investments. The majority of the increase of $22,224 in the nine-month period ended September 30, 2006 was due to the increase in value of the Euro against the U.S. dollar. This amount is net of the $1,239 gain included in income as a result of the reduction in net investments in self-sustaining foreign operations.

7.

Depreciation and amortization

Depreciation and amortization consists of the following:

	Third Quarter Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005

Depreciation – Property, plant and equipment	$ 5,590	$ 5,559	$ 16,641	$ 17,159
Amortization – Deferred charges	2,336	2,859	6,839	7,470
Amortization – Intangibles	1,105	1,487	3,621	3,923
Total	$ 9,031	$ 9,905	$ 27,101	$ 28,552

8.

Commitments

In June 2006, the Company entered into a contract to purchase raw materials. Under this agreement, the Company must make specified minimum payments if raw material quantities it purchases fall below the minimum levels specified in the contract.  As at September 30, 2006, the Company is subject to minimum purchase commitments of approximately $4,690 due in 2006, $18,759 due in 2007, $14,439 due in 2008 and $5,059 due in 2009.

9.

Insurance recovery

In the quarter, the Company has recorded an amount of $5,000 in connection with a business interruption insurance claim made following a major fire at one of the Company’s primary suppliers of particle board in April 2006. The claim was made as a result of incurring increased costs of production, principally paying higher board prices. This insurance recovery was recorded as a reduction of these additional costs, in cost of sales.

10.

Shares outstanding

The following table provides a reconciliation between the number of basic and fully diluted shares outstanding:

	Third Quarter Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005

Weighted daily average number of Class “A” Multiple and Class “B” Subordinate Voting Shares	32,860,942	32,858,942	32,860,132	32,829,357
Dilutive effect of stock options and deferred share units	150	64,965	136	117,264
Weighted average number of diluted shares	32,861,092	32,923,907	32,860,268	32,946,621
Number of anti-dilutive stock options and deferred share units excluded from fully diluted earnings per share calculation	1,412,573	1,074,750	1,412,073	824,782

11.

Statement of cash flows

Net changes in non-cash balances related to operations are as follows:

	Third Quarter Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005

Accounts receivable	$ (11,844)	$ (4,712)	$ 16,507	$ 9,248
Inventories	(3,577)	19,997	(36,142)	(18,134)
Prepaid expenses	870	967	1,021	3,508
Accounts payable and accruals and other liabilities	(4,117)	(51,819)	(13,816)	(61,944)
Income taxes	2,681	2,986	(1,241)	(44)
Total	$ (15,987)	$ (32,581)	$ (33,671)	$ (67,366)

Details of acquisition of subsidiary companies:

Acquisition of subsidiary companies in the statement of cash flows represents payments on the balance of sale payable. For the quarter and nine months ended September 30, 2006, payments were nil and $4,946 respectively (2005 - nil and $7,440 respectively).

Supplementary disclosure:

	Third Quarter Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005

Interest paid	$ 8,295	$ 9,109	$ 25,144	$ 23,316
Income taxes paid	$ 1,636	$ 1,610	$ 16,449	$ 14,751
Income taxes received	$ 3,318	$ 31	$ 9,112	$ 74

12.

Segmented information

Industry Segments

	For The Third Quarter Ended September 30,
	Total		Juvenile		Home Furnishings		Recreational / Leisure
	2006	2005	2006	2005	2006	2005	2006	2005
Total Revenue	$436,300	$423,329	$217,036	$209,331	$142,845	$143,207	$76,419	$70,791
Cost of sales	330,541	327,029	151,590	143,699	117,813	127,119	61,138	56,211
Selling, general and administrative expenses	51,813	44,686	33,123	28,435	9,667	8,256	9,023	7,995
Depreciation & amortization	9,007	9,905	7,050	7,853	1,677	1,718	280	334
Research and development costs	2,177	1,560	1,490	983	687	577	–	–
Restructuring costs	–	6,432	–	–	–	6,432	–	–
Earnings from Operations	42,762	33,717	$ 23,783	$ 28,361	$ 13,001	$ (895)	$ 5,978	$ 6,251
Interest	7,594	8,307
Corporate expenses	4,228	3,244
Income taxes	5,867	2,340
Net income	$ 25,073	$ 19,826

	For The Nine Months Ended September 30,
	Total		Juvenile		Home Furnishings		Recreational / Leisure
	2006	2005	2006	2005	2006	2005	2006	2005
Total Revenue	$1,323,238	$1,330,607	$673,352	$645,640	$396,651	$420,500	$253,235	$264,467
Cost of sales	1,022,198	1,027,930	477,146	455,471	338,947	364,749	206,105	207,710
Selling, general and administrative expenses	152,199	141,353	96,253	87,636	28,329	25,999	27,617	27,718
Depreciation & amortization	27,032	28,485	21,253	22,438	4,982	5,396	797	651
Research and development costs	6,710	6,212	4,581	4,389	2,129	1,823	–	–
Restructuring costs	–	6,432	–	–	–	6,432	–	–
Earnings from Operations	115,099	120,195	$ 74,119	$ 75,706	$ 22,264	$ 16,101	$ 18,716	$ 28,388
Interest	23,057	24,450
Corporate expenses	14,021	14,436
Income taxes	10,831	12,533
Net income	$ 67,190	$ 68,776

Geographic Segments – Origin of Revenues

	Third Quarter Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005

Canada	$ 55,593	$ 49,154	$ 143,608	$ 140,906
United States	249,326	258,951	783,253	821,688
Europe	93,566	82,626	284,202	272,995
Other foreign countries	37,815	32,598	112,175	95,018
Total	$ 436,300	$ 423,329	$ 1,323,238	$ 1,330,607

The continuity of goodwill by industry segment is as follows as at:

	Total		Juvenile	Home Furnishings			Recreational / Leisure
	Sept. 30, 2006	Dec. 30, 2005	Sept. 30, 2006	Dec. 30, 2005	Sept. 30, 2006	Dec. 30, 2005	Sept. 30, 2006	Dec. 30, 2005
Balance, beginning of year	$481,518	$512,546	$307,259	$333,781	$31,172	$31,172	$143,087	$147,593
Adjustments	–	(4,506)	–	–	–	–	–	(4,506)
Foreign exchange	12,042	(26,522)	12,042	(26,522)	–	–	–	–
Balance, end of period	$493,560	$481,518	$319,301	$307,259	$31,172	$31,172	$143,087	$143,087

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOREL INDUSTRIES INC.

By: /s/ Martin Schwartz_____________

Martin Schwartz

Title: President and Chief Executive Officer

By: /s/ Jeffrey Schwartz_____________

Jeffrey Schwartz

Title: Executive Vice-President,

Chief Financial Officer

November 6, 2006